SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, 2015, 2014 and 2013
(DOLLARS IN THOUSANDS)

	2017	2016	2015	2014	2013
Income before provision for income taxes from continuing operations	$518,744	$372,890	$233,793	$312,547	$105,508
Adjustments:
(Earnings) loss of equity investees	$13,919	$(1,735)	$(964)	$(2,313)	$(621)
Dividends and distributions of income from equity investees	10,819	4,504	5,409	4,768	4,911
Total interest expense (a)	212,315	211,143	191,447	174,862	162,937
Portion of rents representative of the interest factor (b)	9,550	8,659	7,249	6,451	3,429
Earnings, as adjusted	$765,347	$595,461	$436,934	$496,315	$276,164

Fixed Charges:
Total interest expense (c)	212,315	211,143	191,447	175,205	162,937
Portion of rents representative of the interest factor (b)	9,550	8,659	7,249	6,451	3,429
Total fixed charges	$221,865	$219,802	$198,696	$181,656	$166,366

Preferred stock dividends (d)	—	—	—	—	—
Total combined fixed charges and preferred stock dividends (d)	$221,865	$219,802	$198,696	$181,656	$166,366

Ratio of earnings to fixed charges	3.45	2.71	2.20	2.73	1.66

Ratio of earnings to combined fixed charges and preferred stock dividends	3.45	2.71	2.20	2.73	1.66
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(a)    Consists of interest expense on all debt, including amortization of debt discount and amortization of deferred financing costs.

(b)    Management believes this portion is representative of the interest factor.

(c)    Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs, as well as capitalized interest.

(d)    There was no preferred stock issued or outstanding for any period present in the table.